CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 30, 2021 with respect to the financial statements and financial highlights of Redwood Managed Volatility Fund Redwood Managed Municipal Income, Redwood AlphaFactor® Tactical International Fund, and Redwood Systematic Macro Trend (“SMarT”) Fund (four of the funds in the Two Roads Shared Trust) for the year ended October 31, 2021, included in the Fund’s October 31, 2021 annual report, which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption “Financial Highlights.”

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 2 7 , 2023